                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 25)
                              -------------------
                              Adia Services, Inc.
                              -------------------
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  006874 10 1
                                 --------------
                                 (CUSIP Number)

                                  Jon Rowberry
                           Adia Holdings Incorporated
  100 Redwood Shores Parkway, Redwood City, California  94065  (415) 610-1000
  ---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 26, 1994
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].





                             (Page 1 of 11 Pages)

                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Adia Holdings Incorporated

  2    CHECK THE BOX APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                        (b)[ ]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                  10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER


                       10      SHARES DISPOSITIVE POWER

                                     10,232,348

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,232,348

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   81.31%

14      TYPE OF REPORTING PERSON

                   CO

                             (Page 2 of 11 Pages)

                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Adia S.A.

  2    CHECK THE BOX APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                        (b)[ ]

  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                               WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Switzerland

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                   10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER


                       10      SHARES DISPOSITIVE POWER

                                        10,232,348


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,232,348

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [ ]


  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   81.31%

  14      TYPE OF REPORTING PERSON

                   HC

                             (Page 3 of 11 Pages)

                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                K.J. Jacobs Holding AG

  2    CHECK THE BOX APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                        (b)[ ]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                              AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Switzerland

                       7       SOLE VOTING POWER


   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                   10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER



                       10      SHARES DISPOSITIVE POWER

                                     10,232,348

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,232,348

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [ ]


  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   81.31%

  14      TYPE OF REPORTING PERSON

                   HC


                             (Page 4 of 11 Pages)

                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Klaus J. Jacobs

  2    CHECK THE BOX APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                        (b)[ ]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                               AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Switzerland

                       7       SOLE VOTING POWER


   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                   10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER


                       10      SHARES DISPOSITIVE POWER

                                    10,232,348


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,232,348

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [ ]


  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   81.31%

  14      TYPE OF REPORTING PERSON

                   IN

                             (Page 5 of 11 Pages)

         Amendment to Schedule 13D

         Pursuant to a Joint Filing Agreement and Power of Attorney dated March 28, 1994 by and between Adia Holdings Incorporated, a Delaware corporation ("Holdings"), Adia S.A., a Swiss corporation ("Adia"), K.J. Jacobs Holding AG (formerly known as JAA Holding), a Swiss corporation ("KJJ") and Klaus J. Jacobs, a Swiss citizen ("Jacobs"), and in accordance with Item 101 of Regulation S-T, Holdings, Adia, KJJ and Jacobs (each, a "Reporting Person," and collectively, the "Reporting Persons") hereby amend and supplement as Amendment No. 25 the amended and restated Statement on Schedule 13D filed by the Reporting Persons as Amendment No. 24 on March 29, 1994 (as so amended and restated, the "Statement"), with respect to shares of Common Stock, par value $.25 per share (the "Common Stock"), of Adia Services, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 25 supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

Item 1.  Security and Issuer.

         The principal executive offices of the Issuer are located at:

                                  100 Redwood Shores Parkway
                                  Redwood City, California 94065

Item 2.  Identity and Background.

         This Amendment is being filed by the Reporting Persons.

         I.      Information re:  Holdings

                 The address of Holdings' principal place of business and office is:

                                  Adia Holdings Incorporated
                                  100 Redwood Shores Parkway
                                  Redwood City, California 94065

         II.     Information re:  KJJ

                 KJJ is a Swiss corporation which was formerly known as JAA Holding. JAA Holding's name was changed into K.J. Jacobs Holding AG on March 25, 1994. The principal business of KJJ is to act as a holding company responsible for management and coordination of its subsidiaries. The address of its principal place of business and office is:

                                  K.J. Jacobs Holding AG
                                  c/o Trefisco AG
                                  Grabenstrasse 32
                                  6301 Zug
                                  Switzerland

Item 4.  Purpose of Transaction.

         Item 4 of the Statement is hereby amended and supplemented by adding the following immediately preceding the last paragraph thereof:





                             (Page 6 of 11 Pages)

                 "As of July 26, 1994, Adia and the Issuer announced suspension of negotiations between Adia and the special committee of the Board of Directors of the Issuer formed to evaluate the proposed merger due to inability to reach an agreement on the terms of the merger. Adia has engaged CS First Boston as an additional advisor to assist it in determining whether there is a basis for further negotiations, and to assist in any further negotiations. Copies of the press releases of Adia dated July 26, 1994 and the Issuer dated July 26, 1994 are filed as Exhibit O and Exhibit P, respectively, and are incorporated by reference herein."


Item 7.  Material to be Filed as Exhibits

         Item 7 of the Statement is hereby amended and supplemented by adding the following exhibit to the end thereof:

         "Exhibit O       Press Release by Adia S.A., dated July 26, 1994."

         "Exhibit P       Press Release by Adia Services, Inc., dated July 26,
                          1994."





                             (Page 7 of 11 Pages)

                                  SIGNATURES:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        ADIA HOLDINGS INCORPORATED



Date:  July 26, 1994                    By:     /s/ Martin Wettstein
                                        -------------------------------------
                                        Name:   Martin Wettstein
                                        Title:  Attorney-in-Fact
                                                for Adia Holdings Incorporated



                                        ADIA S.A.



Date:  July 26, 1994                    By:     /s/ Martin Wettstein
                                        -------------------------------------
                                        Name:   Martin Wettstein
                                        Title:  Attorney-in-Fact
                                                for Adia S.A.



                                        K.J. JACOBS HOLDING AG



Date:  July 26, 1994                    By:     /s/ Martin Wettstein
                                        -------------------------------------
                                        Name:   Martin Wettstein
                                        Title:  Attorney-in-Fact
                                                for K. J. Jacobs Holding AG



                                        KLAUS J. JACOBS



Date:  July 26, 1994                    By:     /s/ Martin Wettstein
                                        -------------------------------------
                                        Name:   Martin Wettstein
                                        Title:  Attorney-in-Fact
                                                for Klaus J. Jacobs


                                        (Page 8 of 11 Pages)

                                                                       EXHIBIT O


Press Release
Lausanne, July 26, 1994


ADIA's First Half Results Beat Full Year Forecast

Adia SA announced today that net income for the first half of 1994 had exceeded earlier estimates for the full year. At the company's General Assemply, held in Lausanne on April 21, 1994, CEO John Bowmer had predicted that net income would reach Sfr. 5 million for the year, marking a return to profitability for the organization after two years of losses. In fact, the first half of 1994 produced net income of Sfr. 8.3 million, compared to a net loss of Sfr. 31.6 million in 1993. Total revenues grew 10% from last year, to a total of Sfr.
1.65 billion.

The better than expected financial performance is principally the result of the beginning of the economic recovery in Continental Europe. Adia had not expected to see much benefit from the recovery until the end of 1994, but hours sold in Europe during the first half of 1994 were 10% higher than a year earlier, signaling the beginning of improving demand for temporary help. By maintaining operating costs at levels close to the prior year, resulting productivity improvements have been translated into higher profits.

Mr. Bowmer pointed out that this is very similar to the early stages of recovery noted in the United States about 18 months ago. He cautions that only time will tell if the recovery in Europe is as strong for personnel companies as it was in America. In the meantime, revenues and profits continue to grow in the United States, Australia and the United Kingdom. Mr. Bowmer predicted that if no adverse economic events arise between now and the end of the year Adia should report close to Sfr. 20 million in net income for the full year.

In Japan there has been no sign of economic recovery to date and none is expected before 1995. However, cost controls that local management has put in place have allowed Adia to continue to operate profitably in that part of the world.

The results for the first six months of the year are summarized in the following table.


     (In Sfr. thousands)            Jan-Jun 1994            Jan-Jun 1993
     Revenues                         1,653,398              1,502,923
     Gross Margin                       400,878                365,777
     Operating Income                    46,841                 12,235
     Net Income                           8,315                (31,629)



                             (Page 9 of 11 Pages)

ADIA SA SUSPENDS NEGOTIATIONS WITH ADIA SERVICES, INC.

Adia announced today the suspension of negotiations regarding a proposed merger in which Adia planned to acquire all the approximately 19% of Adia Services, Inc. (the U.S. Company) which it does not currently own.

Adia announced its merger proposal on March 22, 1994, at which time Adia proposed to exchange $14.00 in cash and an American Depositary Receipt representing one-eighth share of its stock for each share of the U.S. Company common stock. Negotiations between Adia and a special committee of the U.S. Company's board commenced shortly after the announcement. However, Adia and the special committee have not been able to reach agreement on the terms of the merger.

Mr. Bowmer said, "Adia and the U.S. Company's special committee have been negotiating for four months, but have been unable to reach agreement on terms which are satisfactory to both companies. Adia has engaged CS First Boston as an additional advisor to assist it in determining whether there is a basis for further negotiations, and to assist in any further negotiations. Discussions between Adia and the special committee have been suspended until that determination is made."


For Information:  Jon Rowberry, Chief Financial Officer, or
                  John Bowmer, Chief Executive Officer
                  Phone: +1-415-610-1000



                            (Page 10 of 11 Pages)

                                                                       EXHIBIT P


                                     ADIA
                            THE EMPLOYMENT PEOPLE


                                                      Adia Services, Inc.
                                                      100 Redwood Shores Parkway
                                                      Redwood City, CA 94065
                                                      415-610-1000


                            CONTACT: Jon Rowberry
                                     Senior Vice President and
                                     Chief Financial Officer
                                     Adia Services, Inc.
                                     (415) 610-1000

NATIONAL, INTERNATIONAL AND ANALYST WIRES

FOR IMMEDIATE RELEASE

REDWOOD CITY, Calif., July 26, 1994 - Adia Services, Inc. (NASDAQ - "ADIA"), announced today the suspension of negotiations regarding a proposed merger in which Adia SA ("ASA"), the principal stockholder of Adia, planned to acquire all the approximately 19% of Adia common stock which it does not currently own.

ASA announced its merger proposal on March 22, 1994, at which time ASA proposed to exchange $14.00 in cash and an American Depositary Receipt representing one-eighth share of its stock (which is traded on Swiss Stock Exchanges) for each share of Adia common stock. Negotiations between ASA and a special committee of Adia's board commenced shortly after the announcement. However, ASA and the special committee have not been able to reach agreement on the terms of the merger.

Jon Bowmer, the Chief Executive Officer of ASA and Adia, said: "ASA and Adia's special committee have been negotiating for four months but have been unable to reach agreement on terms which are satisfactory to both companies. ASA has engaged CS First Boston as an additional advisor to assist it in determining whether there is a basis for further negotiations, and to assist in any further negotiations. Discussions between ASA and the special committee have been suspended until that determination is made."


                            (Page 11 of 11 Pages)